May 11, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Katherine Bagley

Re:	Guardforce AI Co., Limited
Registration Statement on Form 20-F
Filed March 20, 2020
File No. 000-56154

Ladies and Gentlemen:

Guardforce AI Co., Limited (the “Company”) hereby withdraws the above-referenced Registration Statement on Form 20-F. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2020, with an amendment to the Registration Statement filed on May 5, 2020, and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Registration Statement as currently filed with the Commission does not include the Company’s audited financial statements for the year ended December 31, 2019, which were required to be filed in the amended Registration Statement at the time of filing, and the Commission staff (the “Staff”) has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review.

The Company intends to refile the Registration Statement, which refiling will include the Company’s audited financial statements for the year ended December 31, 2019, as soon as practicable.

If you would like to discuss this matter, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Lei Wang Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC
Justin Dobbie, Securities and Exchange Commission